Exhibit 99.1

Reitar Announces Securing a Letter of Award for Upgrade of the Smart Logistics Center at Airport Island in Hong Kong

Hong Kong, September 30, 2024 -- Reitar Logtech Holdings Limited (Nasdaq: RITR) (the “Company”), a comprehensive logistics solutions provider based in Hong Kong, today announced that it has secured a Letter of Award (“LOA”) for upgrade work at the smart logistics center located in the Hong Kong International Airport in Hong Kong.

The large smart logistics center is located on Airport Island in Hong Kong which is adjacent to the Hong Kong-Zhuhai-Macao Bridge, fully leverages its unique geographical advantages and has become a key logistics hub in the Greater Bay Area. This strategic location not only strengthens connections with other cities but also serves as an important gateway for cross-border trade and international freight. As a pioneer in Property + Logistics Technology (PLT) solutions, our mission is to maximizing logistics assets value empowered by logistics technology.

We undertook the upgrade project for the fire protection system of this logistics center with a contract amount of approximately HK$231 million (approximately US$29.6 million). It is noteworthy that this contract amount already represents approximately 91.7% of our revenue for the fiscal year ended March 31, 2024. This upgrade will enable the 12-story logistics center, with a total rental area of 4.1 million square feet, to better utilize its high ceiling advantages. This not only enhances compatibility with automation upgrades but also meets the growing automation demands of logistics users, significantly improving the functionality and safety of the warehouse.

Our innovative strength and market leadership in the smart logistics field in Hong Kong will be fully demonstrated in this project. We look forward to redefining smart logistics standards through this project, laying a solid foundation for future intelligent operations.

We look forward to collaborating with the owner of the logistic center to continuously optimize this logistics center, introducing diversified smart logistics solutions, and striving to build it into a world-class smart logistics hub. This major LOA will not only bring considerable revenue but also consolidate our position in the field of smart logistics market.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited provides comprehensive logistics solutions by connecting capital partners, logistics operators, and our innovative integration and application of logistics technologies through our end-to-end logistics solution business model. Its business primarily consists of two segments: (i) asset management and professional consultancy services, and (ii) construction management and engineering design services.

For more information, please contacts:

Reitar Logtech Holdings Limited

Phone: +852 2554 5666

Email: info@reitar.io